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                            April 19, 2022

       Barry Grunberger
       Chief Executive Officer
       Transnational Group, Inc.
       2701 Thanksgiving Way, Suite 100
       Lehi, Utah 84043

                                                        Re: Transnational
Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 1-A
                                                            Filed April 5, 2022
                                                            File No. 024-11775

       Dear Mr. Grunberger:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2022 letter.

       Form 1-A filed April 5, 2022

       General

   1. We note your response to prior comment 8. However, we are unable to find the revised
                                                        Subscription Agreement
as an exhibit. Please file the revised Subscription Agreement as an exhibit to your
offering statement.
   2.                                                   We note that you did
not respond to prior comment 7. We reissue our comment.
              Please contact Erin Donahue at 202-551-6001 or Asia Timmons-Pierce at 202-551-3754
       with any questions.
 Barry Grunberger
Transnational Group, Inc.
April 19, 2022
Page 2


FirstName LastNameBarry Grunberger       Sincerely,
Comapany NameTransnational Group, Inc.
                                         Division of Corporation Finance
April 19, 2022 Page 2                    Office of Manufacturing
FirstName LastName